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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                      Amendment No. 5/Final Amendment
                                       to
                                   SCHEDULE TO
                             Tender Offer Statement
   Under Section 14(d) (1) or 13(e)(1) of the Securities Exchange Act of 1934
                                ----------------
                              Pitt-Des Moines, Inc.
                            (Name of Subject Company)

                          Ironbridge Acquisition Corp.
                             Ironbridge Holding LLC
                            Ironbridge Holding Corp.
                           The 2001 Haber Family Trust
                                   James Haber
                       (Name of Filing Person -- Offeror)

                      Common Stock, no par value per share
                         (Title of Class of Securities)

                                   724508-106
                      (CUSIP Number of Class of Securities)

                                   James Haber
                                    President
                          Ironbridge Acquisition Corp.
                          950 Third Avenue, 23rd Floor
                            New York, New York 10022
                            Telephone: (212) 688-2700
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                              Robert M. Unger, Esq.
                  Brown Raysman Millstein Felder & Steiner LLP
                                900 Third Avenue
                            New York, New York 10022
                            Telephone: (212) 895-2000

|_|      Check the box if any part of the fee is offset as provided by Rule 0-11
         (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid:            Filing Party:
         Form or Registration No:           Date Filed:


|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
         Check the appropriate boxes below to designate any transactions to which the statement relates:
         |X|      third-party tender offer subject to Rule 14d-1.
         |_|      issuer tender offer subject to Rule 13e-4.
         |_|      going-private transaction subject to Rule 13e-3.
         |_|      amendment to Schedule 13D under Rule 13d-2.
         Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|



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This Final Amendment amends and supplements the Tender Offer Statement on
Schedule TO filed with the Securities and Exchange Commission on February 7, 2002 (as amended and supplemented, this "Statement") relating to the offer by Ironbridge Acquisition Corp., a Pennsylvania corporation, Ironbridge Holding LLC, a Delaware limited liability company and the sole shareholder of Ironbridge Acquisition Corp. ("Parent"), Ironbridge Holding Corp., a Delaware corporation and the sole manager of Parent ("Manager"), The 2001 Haber Family Trust, a Wyoming trust that is the sole shareholder of Manager and the sole member of Parent (the "Trust"), and James Haber to purchase all of the issued and outstanding shares (the "Shares") of common stock, no par value per share (the "Common Stock"), of Pitt-Des Moines, Inc., a Pennsylvania corporation (the "Company"), at a purchase price of $33.90 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 7, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"), copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii). Ironbridge Acquisition Corp., Parent, Manager, the Trust and James Haber are collectively referred to herein as the "Offerors"; Ironbridge Acquisition Corp. is referred to herein as "Purchaser."

Item 6.  Purposes of the Tender Offer and Plans or Proposals of the Bidder.

Item 6 of the Schedule TO is hereby amended and supplemented as follows:

         On March 13, 2002, the Purchaser announced that it had merged with and into the Company with the Company continuing as the surviving corporation after the Merger and that the Merger became effective at 10:04 a.m., New York City time, on Wednesday, March 13, 2002. Because the Purchaser had acquired at least 80% of the outstanding Shares, the Merger was effected without a meeting of stockholders of the Company. As a result of the Merger, each outstanding Share of the Company was cancelled, extinguished, and converted into the right to receive $33.90 per Share in cash, without interest thereon, less any applicable withholding taxes. The full text of the press release announcing the results of the Offer and the Merger is set forth in Exhibit(a)(1)(xi) and is incorporated herein by reference.

         On March 13, 2002, the Purchaser requested that the Shares no longer be quoted on the American Stock Exchange. The Parent and the Purchaser expect that registration of the Shares under the Exchange Act will be terminated.

Item 8.  Interest in Securities of the Subject Company.

Item 8 of the Schedule TO is hereby amended and supplemented as follows:

         Pursuant to the Offer, which expired at 12:00 midnight, New York City time, on Tuesday, March 12, 2002, the Purchaser acquired 7,373,628 Shares (or approximately 96.78% of the issued and outstanding Shares).

         The information provided in this Final Amendment under Item 6 is incorporated herein by reference.


Item 12. Exhibits.

(a)(1)(i)         Offer to Purchase dated February 7, 2002.*

(a)(1)(ii)        Letter of Transmittal.*

(a)(1)(iii)       Notice of Guaranteed Delivery.*

(a)(1)(iv) Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(v) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(vi) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)       Summary Advertisement as published on February 7, 2002.*

(a)(1)(viii)      Press Release dated February 1, 2002.*

(a)(1)(ix)        Press Release dated March 8, 2002.*

(a)(1)(x)         Press Release dated March 12, 2002.*

(a)(1)(xi)        Press Release dated March 13, 2002.

(b)(1) Credit Agreement, dated as of February 1, 2002, among Ironbridge Acquisition Corp., Utrecht-America Finance Co., as Initial Lender, and Cooperatieve Centrale
                  Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland," New York Branch, as Agent (the "Credit Agreement").*

(b)(2) Security Agreement, dated as of February 1, 2002, made by Ironbridge Acquisition Corp. in favor of Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank

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                  Nederland," New York Branch, as Agent for the lenders party to the Credit Agreement.*

(d)(1) Merger Agreement, dated as of February 1, 2002, by and among Pitt-Des Moines, Inc., Ironbridge Acquisition Corp. and Ironbridge Holding LLC.*

(d)(2) Plan of Merger by and between Ironbridge Acquisition Corp. and Pitt-Des Moines, Inc.*

(d)(3) Asset Purchase Agreement, dated as of February 1, 2002, by and among Pitt-Des Moines, Inc. and PDM Bridge Corp., as sellers, and Steel Bridges LLC, as buyer.*

(g)               None.

(h)               None.
----------------------
* Previously filed.

Item 13. Information Required by Schedule 13E-3.

                  Not applicable.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               IRONBRIDGE HOLDING LLC

                               By: Ironbridge Holding Corp., its Manager

                               By: /s/ James Haber
                                   -------------------------------------
                                   James Haber
                                   President

                               IRONBRIDGE ACQUISITION CORP.


                               By: /s/ James Haber
                                   -------------------------------------
                                   James Haber
                                   President

                               IRONBRIDGE HOLDING CORP.


                               By: /s/ James Haber
                                   -------------------------------------
                                   James Haber
                                   President

                               THE 2001 HABER FAMILY TRUST

                               By: Fiduciary Management Services, Inc.,
                                   as trustee

                               By: /s/ Thomas N. Long
                                   -------------------------------------
                                   Thomas N. Long
                                   President

                                   /s/ James Haber
                                   -------------------------------------
                                   James Haber


Date: March 13, 2002





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                                  EXHIBIT INDEX

Exhibit No.                                         Description


(a)(1)(i)         Offer to Purchase dated February 7, 2002*
(a)(1)(ii)        Letter of Transmittal*
(a)(1)(iii)       Notice of Guaranteed Delivery*
(a)(1)(iv)        Letter from the Dealer Manager to Brokers, Dealers, Commercial
                  Banks, Trust Companies and Nominees*
(a)(1)(v)         Letter to clients for use by Brokers, Dealers, Commercial
                  Banks, Trust Companies and Nominees*
(a)(1)(vi)        Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9*
(a)(1)(vii)       Summary Advertisement as published on February 7, 2002*
(a)(1)(viii)      Press Release dated February 1, 2002*

(a)(1)(ix)        Press Release dated March 8, 2002*
(a)(1)(x)         Press Release dated March 12, 2002*
(a)(1)(xi)        Press Release dated March 13, 2002

(b)(1) Credit Agreement, dated as of February 1, 2002, among Ironbridge Acquisition Corp., Utrecht-America Finance Co., as Initial Lender, and Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland," New York Branch, as Agent (the "Credit Agreement")*
(b)(2) Security Agreement, dated as of February 1, 2002, made by Ironbridge Acquisition Corp. in favor of Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland," New York Branch, as Agent for the lenders party to the Credit Agreement*
(d)(1) Merger Agreement, dated as of February 1, 2002, by and among Pitt-Des Moines, Inc., Ironbridge Acquisition Corp. and Ironbridge Holding LLC*
(d)(2) Plan of Merger by and between Ironbridge Acquisition Corp. and Pitt-Des Moines, Inc.*
(d)(3) Asset Purchase Agreement, dated as of February 1, 2002, by and among Pitt-Des Moines, Inc. and PDM Bridge Corp., as sellers, and Steel Bridges LLC, as buyer*

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*Previously filed.